UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Tiziana Life Sciences Ltd.

(Name of Issuer)

Common Shares, Par Value $0.001 Per Share

(Title of Class of Securities)

(CUSIP Number)

Gabriele M. Cerrone

Planwise Group Limited

3/f J & C Building, Roadtown,

Tortola British Virgin Islands

With a copy to:

Jeffrey Fessler

Sheppard Mullin Richter & Hampton LLP

30 Rockefeller Plaza

New York, NY 10112

(212) 653-8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Person. Planwise Group Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power:
	8.	Shared Voting Power: 31,648,823
	9.	Sole Dispositive Power:
	10.	Shared Dispositive Power: 31,648,823

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,648,823
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 35.53%
14.	Type of Reporting Person (See Instructions): PN

CUSIP No.

1.	Names of Reporting Person. Panetta Partners Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (c) ☐ (d) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power:
	8.	Shared Voting Power: 6,873,762
	9.	Sole Dispositive Power:
	10.	Shared Dispositive Power: 6,873,762

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,873,762
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 7.06%
14.	Type of Reporting Person (See Instructions): PN

CUSIP No.

1.	Names of Reporting Person. Gabriele M. Cerrone
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (e) ☐ (f) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Monaco

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power:
	8.	Shared Voting Power: 38,522,585
	9.	Sole Dispositive Power:
	10.	Shared Dispositive Power: 38,522,585

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 39.59%
14.	Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer.

This filing on Schedule 13D relates to the common shares, par value $0.001 per share (the “Common Shares”) of Tiziana Life Sciences Ltd., a Bermuda corporation (“Tiziana”), whose principal executive offices are located at 9th Floor, 07 Cheapside, London EC2V 6DN, United Kingdom.

Item 2. Identity and Background.

(a)	This report is being filed jointly by the following person (collectively, the “Reporting Person”)*:

●	Planwise Group Limited, a British Virgin Islands investment corporation (“Planwise”)
3/f J & C Building, Roadtown, Tortola British Virgin Islands

●	Panetta Partners Limited, a British Virgin Islands investment corporation (“Panetta”)
3/f J & C Building, Roadtown, Tortola British Virgin Islands

●	Mr. Gabriele M. Cerrone, a citizen of Monaco (“Mr. Cerrone”)
3/f J & C Building, Roadtown, Tortola British Virgin Islands]

*	The Reporting Persons have entered into a joint filing agreement, dated as of January 4, 2022, a copy of which is attached hereto as Exhibit 1.

Mr.	Cerrone is director of Planwise and Panetta.

(b)	See Item 2(a) above.

(c)	Planwise Group Limited

Planwise	is a British Virgin Islands investment corporation

Panetta	Partners Limited

Panetta	is a British Virgin Islands investment corporation

Mr.	Gabriele M. Cerrone

The	principal occupation of Mr. Cerrone is Director.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See Item 2(a) above.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons beneficially own an aggregate of 38,489,256 Common Shares (the “Subject Shares”).

The Subject Shares were acquired by or on behalf of the Reporting Persons by Planwise Ltd and Panetta Partners Ltd.

Item 4. Purpose of Transaction.

The Reporting Persons do not have any present plans or proposals of the types set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, from time to time, acquire additional Common Shares or dispose of all or a portion of the Tiziana Common Shares that he beneficially owns, either in the open market or in privately negotiated transactions.

Item 5. Interest in Securities of the Issuer.

(a)	and (b)

The aggregate percentage of the outstanding Common Shares reported as beneficially owned by each Reporting Person is based upon the 97,306,144 Common Shares disclosed by the Issuer (adjusted for consolidation) as outstanding as of September 27, 2021, as reported by Tiziana in its __6-K___ filed with the Securities and Exchange Commission on ___September 27, 2021___.

Planwise beneficially owns and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the Subject Shares, representing 32.53% of the outstanding Common Shares. Panetta beneficially owns and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the Subject Shares, representing 7.06% of the outstanding Common Shares. By virtue of Mr. Cerrone’s position as the director of each of Planwise and Panetta, Mr. Cerrone beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the Subject Shares, representing 39.59% of the outstanding Common Shares.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that they constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and the Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b)	No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares, except that each Reporting Person has the right to receive dividends from, and proceeds from the sale of, the Common Shares held of record by each.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits.

Exhibit 1: Joint Filing Agreement, dated January 4, 2022.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 4, 2022

PLANWISE GROUP LIMITED

By:	/s/ Gabriele Cerrone
	Name:	Gabriele Cerrone
	Title:	Director

PANETTA PARTNERS LIMITED

By:	/s/ Gabriele Cerrone
	Name:	Gabriele Cerrone
	Title:	Director

GABRIELE M. CERRONE

/s/ Gabriele M. Cerrone

EXHIBIT 1

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to such statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entity or person, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:January 4, 2022	PLANWISE GROUP LIMITED

	By:	/s/ Gabriele Cerrone
		Name:	Gabriele Cerrone
		Title:	Director

PANETTA PARTNERS LIMITED

By:	/s/ Gabriele Cerrone
	Name:	Gabriele Cerrone
	Title:	Director

GABRIELE M. CERRONE

/s/ Gabriele M. Cerrone